Exhibit 23.1


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-11 of our reports dated March 31, 2005, relating to the financial statements and financial statement schedule of CharterMac and subsidiaries and to management's report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses) appearing in the Annual Report on Form 10-K of CharterMac and subsidiaries for the year ended December 31, 2004, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, NY
June 17, 2005